Hiveskill LLC

Statements of Comprehensive Income

(Unaudited)

	December 31, 2021	For the Period April 30, 2020 (Inception) to December 31, 2020
Revenue	$ 100	$ -
Expenses:		
Contract labor	10,000	-
Bank fees & service charges	90	-
Total expenses	10,090	-
Net income/(loss)	$ (9,990)	$ -